Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Kohl’s Corporation for the registration of debt securities, preferred stock, depositary shares, common stock, and warrants and to the incorporation by reference therein of our reports dated March 13, 2007, with respect to the consolidated financial statements and schedule of Kohl’s Corporation, Kohl’s Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Kohl’s Corporation, included in its Annual Report (Form 10-K) for the year ended February 3, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin

September 24, 2007